UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nexa Resources S.A. (the “Issuer”)
(Name of Issuer)
Common Stock, $1.00 par value per share (the “Shares”)
(Title of Class of Securities)

L67359 106
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L67359 106	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Votorantim S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil
NUMBER OF	5	SOLE VOTING POWER 85,655,128 Shares (See Item 4(c))
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING	7	SOLE DISPOSITIVE POWER 85,655,128 Shares (See Item 4(c))
PERSON WITH	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,655,128 Shares (See Item 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 64.3% (See Item 4(b))
12	TYPE OF REPORTING PERSON* HC

CUSIP No. L67359 106	Page 3 of 6 Pages

Item 1.
(a)	Name of Issuer: Nexa Resources S.A. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 37A, Avenue J.F. Kennedy L 1855, Luxembourg Grand Duchy of Luxembourg
Item 2.
(a)

Name of Persons Filing:

Votorantim S.A., or VSA, is controlled by Hejoassu Administração S.A., or Hejoassu, the sole shareholder of the entirety of VSA's capital stock, which consists of 18,278,788,894 common shares. Hejoassu is indirectly wholly owned by Ermírio Pereira de Moraes, Maria Helena Moraes Scripilliti, José Ermírio de Moraes Neto, José Roberto Ermírio de Moraes, Neide Helena de Moraes and the descendants of Antonio Ermírio de Moraes through controlled companies.

(b)	Address of Principal Business Office:Rua Amauri, 255, 14[o] andar, Room A São Paulo, SP Brazil
(c)	Citizenship: VSA is a corporation (sociedade por ações) organized under the laws of Brazil.
(d)	Title of Class of Securities: Common shares, par value $1.00 per share (the “Shares”)
(e)	CUSIP Number: L67359 106
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not applicable

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

CUSIP No. L67359 106	Page 4 of 6 Pages

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)	Amount Beneficially Owned: As of the date of this filing, VSA may be deemed to be the beneficial owner of 85,655,128 Shares.
(b)	Percent of Class:
As of December 31, 2018, VSA may be deemed to beneficially own approximately 64.3% of the 133,320,513 issued and outstanding Shares.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 85,655,128 Shares
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 85,655,128 Shares
(iv) Shared power to dispose or direct the disposition of: -0-
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.

CUSIP No. L67359 106	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. L67359 106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

VOTORANTIM S.A.

By: /s/ João Henrique Batista de Souza Schmidt
Name: João Henrique Batista de Souza Schmidt
Title: Executive Officer

By: /s/ Sergio Augusto Malacrida Junior
Name: Sergio Augusto Malacrida Junior
Title: Executive Officer